

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2014

<u>Via E-mail</u>
Todd Delmay
Chief Executive Officer
The Luxurious Travel Corp.
1535 Jackson Street
Hollywood, FL 33020

> **Re: The Luxurious Travel Corp.**
> **Registration Statement on Form S-1**
> **Filed January 16, 2014**
> **File No. 333-193386**

Dear Mr. Delmay:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note that your registration statement covers the resale of securities that are being offered by an affiliate in an amount that is large in relation to your outstanding shares. In your response letter, please provide a detailed analysis of whether the proposed offering is by or on behalf of the registrant. For additional guidance, please consider Question 212.15 and Interpretation 612.09 of our Regulation S-K Compliance and Disclosure Interpretations.

2.   The current status of your business is unclear from the disclosure in your prospectus. For example, we note your disclosure on page 19 that your current system is "functional to a certain extent." Please revise your prospectus summary, business section and management's discussion section to provide a clear, concise and consistent description of your current business activities and products. Please be specific in describing the functional portions of your system and identify the planned features that are not yet

developed. Clearly distinguish your current business activities and products that have generated revenue to date from future ones that are not yet, and may never be, operational. Additionally, in your response letter, please provide a link to your website.

3.   In your business section and in a prominently-positioned risk factor, please provide quantitative data that states the percentage of revenues you received from each customer that accounted for more than ten percent of your total revenue. With a view toward disclosure, discuss in the management's discussion section the underlying business events that led to these concentrated streams of revenues. Additionally, please provide your analysis of whether any agreements underlying these transactions should be filed as exhibits under Item 601 of Regulation S-K.

Inside Front Cover Page, page 5

4.   The prospectus summary should immediately follow the table of contents page. Please move the first paragraph on page 5 to a portion of the prospectus that follows the summary. The second paragraph on page 5 should be deleted as the summary provides equivalent information.

Prospectus Summary, page 1

5.   Revise the second paragraph of the mission statement section and the corresponding text on page 15 to remove the references to earnings and cash flow. You have reported recurring net losses as well negative cash flows.

6.   Provide us with support for the claim that your service is "superior" and to the extent you retain this or other claims relative to the performance of your offerings, describe the basis of your conclusion. Provide a concise explanation of what you offer and a brief explanation of how you generate revenues near the beginning of the summary.

7.   To introduce investors to the current scope of your operations, please summarize significant measures of your financial condition and results of operations in quantitative terms.

Risk Factors, page 4

8.   Please include a risk factor discussing the additional time requirements and expenses you will encounter as a reporting company. Additionally, as it appears that you will be subject to the Section 15(d) reporting obligations upon effectiveness of your registration statement, please include a separately-captioned risk factor that discusses your limited reporting obligations compared with companies with classes of securities registered under Section 12 of the Exchange Act. In another separately-captioned risk factor, address the possibility that your reporting obligations under Section 15(d) may be automatically suspended in the future due to your limited number of security holders. Lastly, please

include a similar discussion under your SEC Filing Plan heading on page 24.

9.   Please add a risk factor that discusses the risks associated with Mr. Delmay's apparent lack of accounting experience and management experience operating a public company.

10.   Please provide a risk factor explaining that your election to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. State in this risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

11.   Please add a risk factor that informs potential investors that management will not be required to conduct an evaluation of the effectiveness of its internal controls over financial reporting until the fiscal year for which your second annual report is due. Also, state that so long as you remain a smaller reporting company, you will be exempt from the auditor attestation requirements concerning management's reports on effectiveness of internal controls over financial reporting.

Risks Related to Our Business

"Our officers and directors are not required to continue as shareholders…," page 4

12.   Please revise this risk factor, as well as any other references to your officers and directors throughout your registration statement, to clarify that you only have one officer and one director.

"We are dependent on the services of our Chief Executive Officer…," page 4

13.   Please revise both the caption and body of this risk factor to emphasize the risks associated with your lack of an employment agreement with your CEO, Todd Delmay. Discuss whether Mr. Delmay has conveyed any technology to the company and whether Mr. Delmay and the company have any agreement that covers technology ownership.

Risks Related to Our Industry

"We operate in a highly competitive market…," page 6

14.   Please revise this risk factor so that you address the risk as quickly as possible and provide only enough detail to place the risk in context. For additional guidance, consider our Staff Legal Bulletin No. 7A. Additionally, we note that that this risk factor focuses on a comparison between Orbitz and other online travel companies. Please revise this risk factor so that you are the focus of the comparisons. Lastly, please replace the

acronym GDS with a readily understandable descriptive phrase for the concept that it references.

Selling Security Holders, page 11

15.   Please identify any selling security holder that is broker-dealer or an affiliate of a broker-dealer. Additionally, to the extent any selling security holder is an affiliate of a broker-dealer, state whether the selling security holder had any agreements, plans or arrangements to dispose of the shares at the time the selling security holder acquired the shares.

16.   Please revise your selling security holders table to indicate the nature of any position, office or other material relationship any selling security holder has had with the company within the past three years. For example, Todd Delmay's position as your CEO should be disclosed by footnote or otherwise. Briefly describe the nature of the transactions in which Mr. Delmay, Bridle Path Investments, Carol Dodrill, Empire Global and the Dodrill's acquired their shares.

17.   Identify the person or persons who exercise sole or shared voting or investment control over each legal entity listed. See Item 507 of Regulation S-K. For additional guidance, consider Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

Description of Business, page 15

18.   Please provide support for your claims that you:

- are "able to bypass [Global Distribution Systems] and go directly to hotels for inventory at no cost…" and "can offer better access to inventory, more reporting, competitive pricing and no minimum transactions" on page 16; and
- are "on the edge of being a leader in an evolving frontier of technology, travel, information and social interactions" and have "no competitors who have integrated all of the features and functions envisioned by Luxurious Travel" on page 19.

Alternatively, delete these claims.

19.   Please ensure you provide information responsive to Item 101(h)(4)(vii) of Regulation S-K concerning your intellectual property.

Security Ownership of Certain Beneficial Owners and Management, page 28

20.   Please consider whether any additional security holders should be included in the beneficial ownership table. For example, consider whether any or all of Brooke Dodrill, Carol Dodrill, Grant Dodrill or James and Meredith Dodrill JTWROS qualify as five

percent beneficial owners. For additional guidance, see Instruction 5 to Item 403 of Regulation S-K and Question 105.05 of our Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting Compliance and Disclosure Interpretations.

Item 14. Indemnification of Directors and Officers, page 30

21.   Please include a discussion of the extent to which your articles of incorporation and bylaws permit and/or require indemnification of your directors and officers.

Item 15. Recent Sales of Unregistered Shares, page 31

22.   Please ensure that you have provided all of the information required by Item 701 of Regulation S-K. For example, it appears that the shares held by Brooke Dodrill, Carol Dodrill, Grant Dodrill or James and Meredith Dodrill JTWROS may have been acquired through unregistered sales within the past three years.

Item 17. Undertakings, page 33

23.   It appears you are required to include the undertaking found in Item 512(a)(5)(ii) of Regulation S-K. Please revise or advise.

Signatures, page 35

24.   Please include the signature of your principal accounting officer, or designate the signer who served in that capacity. See Instruction 1 to Signatures of Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3462 with any questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via-Email
Jim Dodrill, Esq.
Law Office of James G. Dodrill II, P.A.